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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                                 Schedule 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


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                              CONVERIUM HOLDING AG
                            (Name of Subject Company)

                              CONVERIUM HOLDING AG
                        (Name of Person Filing Statement)

                Registered Shares, Nominal Value CHF 5 Per Share
 American Depositary Shares, each representing one half of one Registered Share
                         (Title of Class of Securities)

                               Registered Shares*
                  American Depositary Shares (CUSIP: 21248N107)
                      (CUSIP Number of Class of Securities)


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                               Christian Felderer
                              Converium Holding AG
                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
                                 +41 44 639 9335
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

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                                 With copies to:
                           Gregory B. Astrachan, Esq.
                          Willkie Farr & Gallagher LLP
                                  1 Angel Court
                                 London EC2R 7HJ
                                     England
                                +44 207 696 5454
     *There is no CUSIP Number assigned to the Registered Shares.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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


Unsolicited SCOR offer Q&A - April 2, 2007




Why did Converium reject the unsolicited SCOR offer, initially presented to Converium on the weekend of February 17/18, 2007?


The Board of Directors of Converium carefully considered the unsolicited proposal by SCOR to acquire Converium for 0.5 SCOR shares plus CHF 4 per share for the whole of the share capital of Converium.


The Directors were unanimous in their rejection of this proposal, which they believed fundamentally failed to recognise the value of Converium's franchise and growth prospects, and was, therefore, not in the best interests of Converium, its shareholders, and its customers. Both Converium's Board of Directors and management were united in rejecting the bid.




Why does the SCOR offer undervalue Converium?


Converium is a profitable and strong reinsurer with a well recognised position in the market place. Converium's Board of Directors believes that the Company has the potential to achieve a sustainable return on equity of 14% by 2009. This compares favourably to the vague 13% ROE target for the combined group as disclosed by SCOR.


Further, reinsurance clients value diversification and multi-line reinsurance solutions as well as the services provided by Converium.


SCOR quotes a headline offer price at CHF 21.1; however the offer is composed of 80% of their own shares. From February 19, 2007 to the date hereof (April 2, 2007), their proposed offer (0.5 shares + CHF 4) is below Converium's current share price.


The unattractiveness of the current offer is compounded by significant execution risks due to the hostile character of the proposed transaction, including the risk of business and key personnel attrition, as well as pressure on financial strengths ratings, could be considerable. Ultimately, the hostility of the deal could destroy value for all stakeholders.

What is Converium's strategy going forward?


Converium's strategy is all about disciplined underwriting and capital management. We have clearly laid out how we aim to grow our top-line premiums, whilst maintaining sound underwriting discipline. Converium's new management is also very committed to capital discipline - if we can't grow the business, we will return the required capital to shareholders.


The key elements of the road map to a sustainable ROE of 14% by 2009 are: to grow the book of business to USD 3 billion, benefiting from the opportunities offered by the upgrade and regaining a further share of wallet; improving the non-life combined ratio to 96%, in line with peers; slashing corporate centre costs by USD 20 million; lifting the book investment yield to 5%; boosting capital efficiency by returning USD 300 million to shareholders; and increasing hybrid debt to USD 500 million.




How many shares does SCOR own?


12,200,000 Converium shares or 8,3% of the total capital are in SCOR's ownership. The remaining 36,120,350 shares will only be transferred after receipt of approvals from regulatory authorities and competition commissions. The total corresponds to 32.94% of Converium's registered share capital.




Would Converium consider an improved offer?


Consistent with its fiduciary duties, management and the Board would duly consider any new offer to shareholders, from SCOR, or from any other party.

Have you had discussions with possible White Knights?


In these circumstances, one has to look at a number of options. Converium is a very strong player in Europe with a very good technical reputation and strong footholds in the growth markets in Asia-Pacific, Eastern Europe, Latin America and Middle East. The reinsurance market is small and that automatically means that other industry players cannot afford to ignore the opportunity Converium presents to the market.




What are the next steps?


Upon the publication of the SCOR tender offer for all outstanding registered shares of Converium, pursuant to Rule 14d-9 promulgated under the United States Securities Exchange Act of 1934, as amended, the Board of Directors will make its recommendation regarding the offer and state its reasons for such position within 10 business days of the commencement of the tender offer.



Important Disclaimers

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `aims' `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, our combined ratio, return on equity and premium volume and expense reduction targets, our plans to use capital more efficiently and to return capital to shareholders, the reinsurance market, the Company's operating results, the Company's dividend policy, the prospects for improving our results, investment yield and market share. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; our ability to regain past customers following any rating upgrades and the resolution of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission (including, but not limited to, our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission) and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.


Additional information and where to find it:


In connection with the offer by SCOR, Converium expects to file a solicitation/ recommendation statement with the Securities and Exchange Commission (the "SEC"). Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Copies of the solicitation/recommendation statement will be available free of charge at the SEC's web site at www.sec.gov, or at Converium's website at www.converium.com.